UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Servotronics, Inc.

(Name of Subject Company)

Servotronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

William F. Farrell, Jr.

Chief Executive Officer

Servotronics, Inc.

1110 Maple Street

Elma, New York 14059-0300

(716) 655-5990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael C. Donlon, Esq.

Bond, Schoeneck & King, PLLC

200 Delaware Avenue, Suite 900

Buffalo, New York 14202

(716) 416-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Servotronics, Inc., a Delaware corporation (the “Company” or “Servotronics”), filed with the United States Securities and Exchange Commission (the “SEC”) on June 2, 2025 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by TDG Rise Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of TransDigm Inc. (“Parent”), a Delaware corporation and wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TDG”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.20 per share (each a “Share,” and collectively, the “Shares”), at a purchase price of $47.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by TDG, Parent and Purchaser with the SEC on June 2, 2025 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”).

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. This Amendment No. 2 should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section immediately following the section captioned “Annual and Quarterly Reports”:

Final Results of the Offer and Completion of the Merger

The Offer expired one minute after 11:59 p.m. Eastern Time, on June 30, 2025 (such date and time, the “Expiration Time”). Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised that, as of the Expiration Time, a total of 2,228,197 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares represent approximately 87.09% of the Shares outstanding as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, TDG completed its acquisition of Servotronics by consummating the Merger on July 1, 2025, in accordance with Section 251(h) of the DGCL without a vote of Servotronics’ stockholders. At the Effective Time of the Merger, Purchaser was merged with and into Servotronics, the separate existence of Purchaser ceased, and Servotronics continued as the Surviving Corporation and a wholly owned subsidiary of TDG. Each issued and outstanding Share (other than (i) Shares that were held in the treasury of Servotronics, (ii) Shares then held by Purchaser and (iii) Shares with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such shares in accordance with Section 262 the DGCL) was converted automatically into and thereafter represent only the right to receive the Merger Consideration.

As a result of the Merger, the Shares will be delisted and will cease to trade on the NYSE American. TDG and Parent intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Servotronics’ reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2025	SERVOTRONICS, INC.

	By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: Secretary

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